Exhibit (a)(3)




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July 9, 2001



TO:         SHARE HOLDERS OF HEALTHCARE INVESTORS OF AMERICA, INC.

SUBJECT:    OFFER TO PURCHASE SHARES

Dear Share Holder:

     As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"),SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") is offering to purchase up to 119,280 Common Shares (the "Shares") in HEALTHCARE INVESTORS OF AMERICA, INC., a Maryland corporation (the "Trust") at a purchase price equal to:

                                 $1.10 per Share

     Some information you may wish to keep in mind when deciding whether to tender your shares includes:

     o The Trust's manager has estimated that the liquidation value of the Trust is approximately $520,000, or $1.31 per share.

     o The liquidation value of your shares can only be realized if and when the Trust's remaining property is sold. The property has been under contract for two years, during which time the sale has not closed and the contract has been amended five times. The current contract is projected to close July 15, 2001.

     o Shareholders tendering their shares to this offer will pay no transaction costs or sales commissions.

     After carefully reading the enclosed Offer, if you elect to tender your Shares, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:


                          North Coast Securities, Inc.
                           150 Post Street, Suite 320,
                         San Francisco, California 94108
                      Facsimile Transmission: 415-788-1515


     If  you  have  any  questions  or  need  assistance,   please  call  us  at
415-788-1441.

              This Offer expires (unless extended) August 10, 2001.